PRESS RELEASE

Press Release No. 07-12

METALLICA RESOURCES ANNOUNCES BOARD APPOINTMENT

Toronto, Ontario - December 20, 2007 - Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to announce that Mr. Thomas F. Pugsley has been appointed to the Board of Directors. Mr. Pugsley replaces Oliver Lennox-King who resigned from the Board in June in order to focus on his other business activities.

Mr. Pugsley has over 40 years of extensive experience in building and operating mines and will prove to be a valuable addition to the Metallica Board. Mr. Pugsley is currently the Chairman and Director of First Nickel Inc. Prior to that, he held various senior management positions for Falconbridge Limited including Senior Vice President, Projects and Engineering which included responsibilities for the US$1.8 billion Collahuasi Project in Chile, development and construction of the Raglan Project in Nunavut, Quebec, and evaluation and development of the Koniambo Project in New Caledonia.

"We are very pleased that Tom has joined our Board of Directors," said Craig J. Nelsen, Chairman of Metallica. "Tom's relevant experience will be beneficial to the Board and will add value to Metallica as we enter our next phase of growth," concluded Mr. Nelsen.

Mr. Pugsley holds a Bachelor of Science in Mining Engineering from the Royal School of Mines in London England and a Masters Degree in Mining Engineering from McGill University in Montreal.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. It currently has 92.6 million shares outstanding. As of September 30, 2007 it had approximately US$16.8 million in cash and cash equivalents with no debt. For further details on Metallica Resources, please visit the company's website at www.metal-res.com.

CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.

INFORMATION IN THIS NEWS RELEASE THAT IS NOT CURRENT OR HISTORICAL FACTUAL INFORMATION MAY CONSTITUTE FORWARD-LOOKING INFORMATION OR STATEMENTS WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. IMPLICIT IN THIS INFORMATION, PARTICULARLY IN RESPECT OF STATEMENTS AS TO FUTURE OPERATING RESULTS AND ECONOMIC PERFORMANCE OF THE COMPANY, AND RESOURCES AND RESERVES AT THE COMPANY'S MINERAL PROJECTS, ARE ASSUMPTIONS REGARDING PROJECTED REVENUE AND EXPENSE, GOLD, SILVER AND COPPER PRICES, AND MINING COSTS. THESE ASSUMPTIONS, ALTHOUGH CONSIDERED REASONABLE BY THE COMPANY AT THE TIME OF PREPARATION, MAY PROVE TO BE INCORRECT. READERS ARE CAUTIONED THAT ACTUAL RESULTS ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING RISKS RELATING TO GENERAL ECONOMIC CONDITIONS AND MINING OPERATIONS, AND COULD DIFFER MATERIALLY FROM WHAT IS CURRENTLY EXPECTED. THE COMPANY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.